                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2002
                                SEC File #0-24570


--------------------------------------------------------------------------------

                              CENTRAL MINERA CORP.


                        Ste. 1040 - 885 West Georgia St.
                                  Vancouver, BC
                                     V6C 3E8
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                   Form 20-F    X         Form 40-F
                             -------                --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                    No     X
                             -------                --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

THIS FORM 6-K CONSISTS OF:



BRITISH COLUMBIA SECURITIES COMMISSION FORM 51-901F
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PROXY CIRCULAR
PROXY FORM
FINANCIAL STATEMENTS AS OF JUNE 30, 2002
MANAGEMENT DISCUSSION AND ANALYSIS
NOTICE OF MAILING






                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           CENTRAL MINERA CORPORATION



                                           By:      "Michael Cytrynbaum"

                                           Name:    Michael Cytrynbaum

                                           Title:    President



Date: November 13, 2002

BRITISH COLUMBIA                                   QUARTERLY AND YEAR END REPORT
SECURITIES COMMISSION                                            BC FORM 51-901F
                                                            (previously Form 61)
--------------------------------------------------------------------------------



                              CENTRAL MINERA CORP.


                           PERIOD ENDING JUNE 30, 2002




ISSUER DETAILS                                                               FOR YEAR ENDED                   DATE OF REPORT
NAME OF ISSUER                                                                                                  (YY/MM/DD)
--------------                                                               --------------                   --------------
Central Minera Corp.                                                         June 30, 2002                      2002/11/14
ISSUER ADDRESS

1040 - 885 West Georgia Street
CITY/PROVINCE/POSTAL CODE                                                    ISSUER FAX NO.                     ISSUER TELEPHONE NO.

Vancouver, British Columbia, V6C 3E8                                         (604) 669-0131                     (604) 687-6191

CONTACT NAME                                                                 CONTACT'S POSITION                 CONTACT PHONE NO.

Barbara West                                                                                                    (604) 687-6191
CONTACT E-MAIL ADDRESS                                                       WEB SITE ADDRESS

barbwest@look.ca                                                             N/A


CERTIFICATE
The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                                                                               DATE SIGNED
DIRECTOR'S SIGNATURE                                                PRINT FULL NAME                            (YY/MM/DD)
--------------------                                                ---------------                            -----------
(SIGNED) "MICHAEL CYTRYNBAUM"                                       Michael Cytrynbaum                         2002/11/14

DIRECTOR'S SIGNATURE                                                PRINT FULL NAME                            DATE SIGNED
                                                                                                               (YY/MM/DD)

(SIGNED) "MURRAY KOSICK"                                            Murray Kosick                              2002/11/14

                              CENTRAL MINERA CORP.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     We will hold the Annual Meeting of our Shareholders on Tuesday, December 17, 2002 in the boardroom at 1810-1111 West Georgia Street, Vancouver, B.C. V6E 4M3. The meeting will start at 11:00 a.m. (Vancouver time). We cordially invite you to attend and encourage you to do so.

     At the meeting we will:

     1.   present the report of the directors;

     2. present our financial statements for the year ended June 30, 2002 and the report of our auditor on those statements;

     3.   elect directors;

     4.   appoint the auditor;

     5. ask you to consider and, if you think it appropriate to do so, to adopt certain amendments to our Articles to authorize us to issue up to 3,000,000 Variable Multiple Voting Shares and to re-designate our existing Common shares as Subordinate Voting Shares; and

     6.   consider any other proper business.

     The full text of the proposed amendment to our Articles referred to above is included as Schedule A to the proxy circular included with this notice.
SECTION 193 OF THE YUKON BUSINESS CORPORATIONS ACT, GIVES YOU THE RIGHT TO DISSENT FROM THE PROPOSED SPECIAL RESOLUTION AND, SUBJECT TO THE PROVISIONS OF THE ACT, TO BE PAID THE FAIR VALUE OF YOUR COMMON SHARES. THIS RIGHT IS FULLY DESCRIBED IN THE PROXY CIRCULAR. WE URGE YOU TO READ THE DESCRIPTION CAREFULLY.

                                     By order of the Board of Directors

                                     (signed) "Joan Jamieson"

                                     Joan Jamieson
November 14, 2002                    Corporate Secretary.

If you cannot attend, we encourage you to complete and return the enclosed Form of Proxy indicating your voting instructions. Please complete, date and sign your Form of Proxy and return it by mail or fax to our transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Canada (fax: (604) 689-8144). To be valid, a completed Form of Proxy must be received by our transfer agent by no later than 5:00 p.m. on Friday, December 13, 2002 or, if the meeting is adjourned, by no later than 48 hours prior to the time of the adjourned meeting.

If you are not a registered shareholder, please refer to page 3 of the accompanying Management Proxy Circular for information on how to vote your shares.

                              CENTRAL MINERA CORP.

                                 PROXY CIRCULAR

     The information contained in this Proxy Circular, unless otherwise indicated, is as of November 14, 2002.

     THIS PROXY CIRCULAR IS BEING MAILED BY THE MANAGEMENT OF CENTRAL MINERA CORP. TO EVERYONE WHO WAS A SHAREHOLDER OF RECORD OF OUR COMPANY ON NOVEMBER 8, 2002, WHICH IS THE DATE THAT HAS BEEN FIXED BY THE DIRECTORS OF THE CORPORATION AS THE RECORD DATE TO DETERMINE THE SHAREHOLDERS WHO ARE ENTITLED TO RECEIVE NOTICE OF THE MEETING. We are mailing this Proxy Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual meeting of the company that is to be held on Tuesday, December 17, 2002. The solicitation of proxies will be primarily by mail. Certain employees of Central Minera may also solicit proxies by telephone or in person. The cost of solicitation will be borne by Central Minera.

     Details of the time and place of that meeting are contained in the notice of meeting that accompanies this Proxy Circular.

     Under our bylaws at least two shareholders must be present, in person or by proxy, before any action may validly be taken at the meeting. If two shareholders are not present in person or by proxy, we will reschedule the meeting.

--------------------------------------------------------------------------------
                                PART ONE - VOTING
--------------------------------------------------------------------------------

WHO CAN VOTE?

     Each shareholder is entitled to one vote for each Common share registered in his or her name at the close of business on November 8, 2002, the date fixed by our directors as the record date for determining who is entitled to receive notice of the meeting. If a shareholder transfers Common shares after this date to someone else, and that person becomes a registered shareholder, the new shareholder may cast the votes attached to the shares transferred provided that he or she has asked our transfer agent, Pacific Corporate Trust Company, to include his or her name in the list of shareholders. This request must be made at least 10 days before the meeting.

     At the close of business on November 8, 2002, 21,760,068 of our Common shares were outstanding and there were 639 registered holders of our Common shares. To the knowledge of our directors and officers, the only persons or companies who or which beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of our Common shares on that date were:

     NAME                                            NUMBER OF SHARES
     ----                                            ----------------

     Cede & Co.                                      8,487,524

     Canadian Depositary for Securities Ltd.         6,766,793

VOTING IN PERSON

     If you are a registered shareholder and attend the meeting you can cast one vote for each share registered in your name on all resolutions put before the meeting.

VOTING BY PROXY

     If you do not come to the meeting, you can still make your votes count by appointing someone who will be there to act as your proxy holder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy.

     What is a form of proxy?

     A proxy is a document that authorizes someone to attend the meeting and cast your votes for you. We have enclosed a form of proxy with this Proxy Circular. You should use it to appoint a proxy holder, although you can also use any other legal form of proxy.

     Appointing a proxy holder

     YOU CAN CHOOSE ANY INDIVIDUAL TO BE YOUR PROXYHOLDER. It is not necessary for the person whom you choose to be a shareholder. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxy holder must attend the meeting.

     If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxy holder. Those persons are officers of Central Minera.

     Your proxy vote

     You may indicate on your form of proxy how you wish your proxy holder to vote your shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxy holder must vote your shares in accordance with the instructions you have given.

     IF YOU DO NOT GIVE ANY INSTRUCTIONS AS TO HOW TO VOTE ON A PARTICULAR ISSUE TO BE DECIDED AT THE MEETING, YOUR PROXY HOLDER CAN VOTE YOUR SHARES AS HE OR SHE THINKS FIT. IF YOU HAVE APPOINTED THE PERSONS DESIGNATED IN THE FORM OF PROXY AS YOUR PROXY HOLDER THEY WILL, UNLESS YOU GIVE CONTRARY INSTRUCTIONS, VOTE YOUR SHARES AT THE MEETING AS FOLLOWS:

     [X]  FOR THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS;

     [X]  FOR THE APPOINTMENT OF STEELE & CO. AS THE AUDITORS OF CENTRAL MINERA;

     [X]  FOR THE SPECIAL RESOLUTION TO AMEND THE ARTICLES OF CENTRAL MINERA;

     For more information about these matters, see Part II - "Business of the Meeting". The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Proxy Circular, the management of Central Minera is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

     In order to be valid, you must return the completed form of proxy by 5:00 p.m. (Vancouver time) on Friday, December 13, 2002, to our Transfer Agent, Pacific Corporate Trust Company, at:

     10th Floor
     625 Howe Street
     Vancouver, B.C.
     V6C 3B8
     Telecopier: (604) 689-8144

     Changing your mind

     If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this signed written statement to Pacific Corporate Trust Company at the address indicated above.

     Your proxy will only be revoked (A) if a revocation is (i) received by 5:00 p.m. in the afternoon (Vancouver time) on the last business day before the day of the meeting, or any adjournment thereof, or (ii) to the person presiding at the Meeting before it (or any adjournment) commences, or (B) in any other manner permitted by law. If you revoke your proxy and do not replace it with another that is deposited with our Transfer Agent, Pacific Corporate Trust Company, before the deadline, you can still vote your shares must to do so you must attend the Meeting in person.

     Non-registered shareholders

     If your shares are not registered in your own name, they will be held in the name of a "nominee", usually a bank, trust company, securities dealer or other financial institution. Your nominee must seek your instructions as to how to vote your shares.

     Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Proxy Circular from your nominee, together with a form of proxy or voting instruction form. If that is the case, it is most important that you comply strictly with the voting instructions that have been given to you. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

     If your shares are not registered in your own name, the Corporation's Transfer Agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxy holder, it will have no knowledge of your entitlement to vote. If you wish to vote in person at the meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxy holder. Please adhere strictly to the signing and returning instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the meeting in person.

HOW A VOTE IS PASSED

     All of the matters that will come to a vote at the Meeting, as described in the attached Notice of Meeting, other than the proposed amendment to the Articles of Central Minera, are ordinary resolutions and can be passed by a simple majority - that is, if more than half of the votes that are cast are in favour, then the resolution is approved. In the case of the proposed amendment to the Articles of Central Minera, a special resolution is necessary - that is, if at least two thirds of the votes cast are in favour, then the resolution is approved.

--------------------------------------------------------------------------------
                     PART TWO - THE BUSINESS OF THE MEETING
--------------------------------------------------------------------------------

REPORT OF THE DIRECTORS

     The Annual Report of the Company for the year ended June 30, 2002 accompanies this Proxy Circular.

FINANCIAL STATEMENTS

     The financial statements of Central Minera for the year ended June 30, 2002 will be placed before you at the Meeting. They have been mailed to shareholders together with the Notice of Meeting and this Proxy Circular.

ELECTION OF DIRECTORS

     Directors of Central Minera are elected for a term of one year. The term of office of each of the nominees proposed for election as a Director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual meeting, unless he or she resigns or otherwise vacates office before that time. Under our Articles, the number of directors may not be fewer than three nor more than ten. We currently have three directors.

The Nominees

     The following are the nominees proposed for election as Directors of Central Minera. All of them are currently Directors. UNLESS YOU GIVE OTHER INSTRUCTIONS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THOSE NOMINEES. Each of the nominees has agreed to stand for re-election and we are not aware of any intention of any of them not to do so. If, however, one or more of them should become unable to stand for re-election, it is likely that one or more other persons would be nominated at the meeting for election, and in that event the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

                                                                                                 Shares
                                                                                              beneficially
                                                                                                 owned,
                                                                                              controlled or
Name and place of residence    Principal occupation                   Director since           directed(1)
---------------------------    --------------------                   --------------           -----------
Michael Cytrynbaum(2)          Since August 1983, President,             July 2002             1,059,090 (3,4)
West Vancouver, B.C.           First Fiscal Management Ltd. (a
                               private consulting firm); from
                               May 1996 to date, Chairman, Look
                               Communications Inc; from May 1997 to
                               March 15, 2001, President & Chief
                               Executive Officer, TeleLink
                               Communications Corporation.

Murray F. Kosick(2)            Dentist                                  May 5, 1999             559,0005
Victoria, B.C

Reinhard Siegrist(2)           Independent investor and                 December 16,            750,0006
Wettswill, Switzerland         financial advisor                            1997


1. Information as to ownership or control of shares has been provided by the nominees.
2.   Member of the Audit Committee.
3. Mr. Cytrynbaum exercises voting control or direction over these shares pursuant to an agreement dated as of July 18, 2002. but disclaims any beneficial interest in them. 562,500 of these shares are held in escrow by Pacific Corporate Trust Company pursuant to an agreement entered into in 1991 in connection with the Company's initial public offering. The escrow agreement provides that any shares remaining in escrow ten years after the date of the Company's prospectus for its initial public offering (the "IPO Prospectus") must be surrendered for cancellation. The IPO Prospectus was dated December 18, 1991. The Company has accordingly initiated steps to procure the surrender for cancellation of the 562,500 shares. Mr. Cytrynbaum has advised the Company that he will not cast the votes attached to the 562,500 shares.
4. Does not include 500,000 options to acquire Common shares (see Part Three - Compensation and Other Information - Stock Option Plan) held by Mr. Cytrynbaum.
5. Does not include 250,000 options to acquire Common shares (see Part Three - Compensation and Other Information - Stock Option Plan) held by Dr. Kosick. Does not include 300,000 warrants to purchase 150,000 Common shares exercisable at US$0.15 and 100,000 warrants to purchase 50,000 Common Shares, exercisable at US$0.30 all expiring on

     November 30, 2003 and all held by Anna Kosick, the wife of Murray Kosick. Dr. Kosick disclaims any beneficial interest in these warrants or the underlying Common Shares.
6. Does not include 250,000 options to acquire Common shares (see Part Three - Compensation and Other Information - Stock Option Plan), or 300,000 warrants to acquire 150,000 Common shares at US$0.15 per share, expiring on November 30, 2003, held by Mr. Siegrist.

APPOINTMENT OF THE AUDITOR

     During the financial year ended June 30, 2002, Steele & Company served as Central Minera's auditor, having originally been appointed in August 2000. In the financial year ended June 30, 2002 Steel & Company were paid US$4,600 for audit and audit related services.

     Central Minera's management proposes that Steele & Company be re-appointed as the Corporation's auditor. UNLESS THEY ARE INSTRUCTED OTHERWISE, THE PERSONS NAMED IN THE FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF STEELE & COMPANY TO ACT AS OUR AUDITOR UNTIL THE CLOSE OF OUR NEXT ANNUAL MEETING.

AMENDMENT TO ARTICLES

Background - private placement of convertible debentures

     On July 18, 2002 we completed a private placement of an aggregate of US$300,000 in principal amount of unsecured convertible debentures for cash proceeds of US$250,000. The balance of US$50,000 was issued in consideration for the settlement of an existing demand liability. The debentures mature and will become repayable, with accrued interest at the rate of 2% per annum, on July 31, 2004. The debentures are convertible into Units of the Corporation at the rate of 1 Unit for each US$0.10 in principal amount of the debentures and will be deemed to have been so converted as at July 31, 2003. If on July 31, 2003 the authorized capital of the Corporation includes a class of Variable Multiple Voting Shares having the special rights and restrictions described below, each Unit will consist of (a) one Variable Multiple Voting Share and (b) one non-transferable share purchase warrant, exercisable at US$0.30 at any time prior to July 31, 2004, to acquire one Subordinate Voting Share (i.e. a Common share). If, on July 31, 2003, the authorized capital of Central Minera does not include Variable Multiple Voting Shares, the debentures will be deemed to have been converted on that date into Units consisting of (a) 1 Common share and (b) one non-transferable share purchase warrant, exercisable at US$0.30 at any time prior to July 31, 2004, to acquire two Common shares.

Purpose of the proposed amendment to the Articles

     The purpose of the proposed amendment to the Articles is to create a class of Multiple Variable Voting Shares having the rights provided for as part of the terms attached to the convertible debentures and to re-designate the existing Common shares as Subordinate Voting Shares without any change in their rights. Under the Yukon Business Corporations Act (the "YBCA") a special resolution (that is, one voted for by a majority of two-thirds of the votes cast) is required to make the amendments to our Articles that are necessary to create a class of Variable Multiple Voting Shares with the rights described above, and to re-designate the existing Common shares as Subordinate Voting Shares. The text of the proposed special resolution (the "Special Resolution") is set out in Schedule A to this proxy circular.

     The Variable Multiple Voting Shares will have the following rights:

     1.   Voting Rights

          At any meeting of shareholders, the number of votes attached to each Variable Multiple Voting Share will be determined by the formula:

          B x 0.55
          --------
          A x 0.45

          Where B is the number of issued Subordinate Voting Shares and A is the number of issued Variable Multiple Voting Shares.

     2.   Exchange right

          Each Variable Multiple Voting Share will be exchangeable at any time, at the option of the holder, into one Subordinate Voting Share. Upon the number of outstanding Variable Multiple Voting Shares falling below 1,500,000, all outstanding Variable Multiple Voting Shares will be deemed to have been exchanged for Subordinate Voting Shares.

     3.   Concurrent capital alterations

          If the Variable Multiple Voting Shares are subdivided or consolidated, the Subordinate Voting Shares will be subdivided or consolidated in the same manner and to the same extent..

     4.   Restrictions on transfer

          The Variable Multiple Voting Shares will be transferable only with the prior approval of a resolution of the Board of Directors of the Corporation.

     Upon conversion of the outstanding debentures on July 31, 2003, 3,000,000 Variable Multiple Voting Shares will be issued. If there is no increase in the number of presently outstanding Common shares (which will be re-designated Subordinate Voting Shares), there will be 21,760,068 such shares outstanding. Accordingly, each Variable Multiple Voting Share will be entitled to (21,760,068 x 0.55 = 11,968,037) / (3,000,000 x 0.45 = 1,350,000), or 8.87 votes. As a class, therefore, the Variable Multiple Voting Shares will be entitled to cast 26,610,000 votes and the Subordinate Voting Shares will be entitled to cast 21,760,068 votes.

     If the Special Resolution is passed and the outstanding debentures are converted into Variable Multiple Voting Shares, the holders of those shares will together hold sufficient votes to determine the outcome of most matters submitted to a vote of the shareholders of the Corporation. In addition, control of the Corporation could change through a purchase of all of the Variable Multiple Voting Shares without any concurrent purchase of Subordinate Voting Shares.

SHAREHOLDERS' RIGHTS OF DISSENT

     The shareholders are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their common shares or if such shareholder dissents to the special resolution (the "Amendment Resolution") to amend the Articles (the "Amendment") and the Amendment becomes effective. Neither a vote against the Amendment resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the YBCA is set out below.

     Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

     In order to dissent, a shareholder must send to Central Minera in the manner set forth below, a written notice of objection (the "Objection Notice") to the Amendment resolution. On the action approved by the Amendment resolution becoming effective, the making of an agreement between Central Minera and the dissenting shareholder as to the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by Central Minera and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or Central Minera may rescind the resolution and in either event, the proceedings shall be discontinued.

     If the Amendment is approved, the dissenting shareholder who sent an Objection Notice, or Central Minera, may apply to the Court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against Central Minera in favour of the dissenting Shareholders and fixing the time by which Central Minera must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder , Central Minera shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer (the "Offer to Purchase") to pay to the dissenting shareholder, an amount considered by the directors of Central Minera to be the fair value of the subject common shares., together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder may make an agreement with Central Minera for the purchase of his common shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of Central Minera being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by Central Minera for the common shares, the deposit of the share certificates representing the common shares, and other matters.

     If Central Minera is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that Central Minera is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of Central Minera's assets would thereby be less than the aggregate of its liabilities, then Central Minera shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and Central Minera as to the payment to be made for his common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

     Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if Central Minera is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to Central Minera within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case Central Minera is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against Central Minera to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Central Minera but in priority to its shareholders.

     In order to be effective, a written Objection Notice must be received by Central Minera's Registered and Records Office, Campion Macdonald, 200 - 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2 or by the Chairman of the meeting, prior to the commencement or recommencement thereof.

     The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 193 of the YBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

     UNLESS THEY ARE INSTRUCTED OTHERWISE, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE SPECIAL RESOLUTION.

--------------------------------------------------------------------------------
                 PART THREE - COMPENSATION AND OTHER INFORMATION
--------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

     We do not pay our directors a fee for acting as such. They are, however, entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

     Ann C. Eilers served as President of Central Minera throughout the financial year ended June 30, 2002. No other executive officer of the Corporation was paid more than $40,000 in compensation during that financial year. The following table provides a summary of the compensation earned by Ms. Eilers during the financial year ended June 30, 2002 and in the two preceding financial years.

                           SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
NAME AND                                                          OTHER ANNUAL     SECURITIES UNDER OPTIONS
PRINCIPAL POSITION           YEAR       SALARY         BONUS      COMPENSATION            GRANTED(#)
------------------           ----       ------         -----      ------------            ----------
Anne C. Eilers(1)            2002      US$35,754(2)     Nil           Nil                800,000(3)
President and CEO            2001      US$59,769(2)     Nil           Nil                800,000(3)
                             2000(1)   US$53,974(2)     Nil           Nil                375,000(3)


(1) From May 5, 1999 to March 13, 2000 Ms. Eilers was Secretary of the Corporation. On March 13, 2000 she was appointed President of the Corporation. Ms. Eilers resigned as President on July 18, 2002.

(2) The amounts shown were paid to Ms. Eilers, A.C. Eilers & Associates Management Corp. and Buzz Communications Inc., both companies controlled by Anne C. Eilers.

(3) These options were held by A.C. Eilers & Associates Management Corp. and Buzz Communications Inc., both companies controlled by Anne C. Eilers. They lapsed on October 18, 2002.

STOCK OPTION PLAN

     At the annual meeting held in December 1996 the shareholders of Central Minera approved the adoption of a Stock Option Plan designed to enable the Corporation to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999. As amended, the Plan allows us to grant options to present and former directors, officers, employees, consultants and advisors. The Plan is administered by our Board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise. A maximum of 3,000,000 shares may be made subject to options under the Plan. There are currently 1,325,000 outstanding options, all exercisable at US$0.20 per share and all expiring on December 31, 2005. Of these, 1,050,000 are held by our directors and senior officers.

     No options were exercised, nor were any new options granted, in the financial year ended June 30, 2002. The following table sets out certain information concerning options outstanding as at the end of that financial year:

                                                                                                VALUE OF UNEXERCISED
                               SECURITIES     AGGREGATE      UNEXERCISED OPTIONS AS           IN-THE-MONEY OPTIONS AT
                               ACQUIRED ON      VALUE             AT JUNE 30, 2002                  JUNE 30, 2002
NAME AND PRINCIPAL POSITION     EXERCISE       REALIZED      EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE
---------------------------     --------       --------      -------------------------        -------------------------
Anne C. Eilers                   Nil             Nil               800,000/800,000                       Nil
President and Director

     On July 18, 2002 Anne C. Eilers resigned as President and a Director of the Corporation, and was replaced by Michael Cytrynbaum. Ms. Eilers' options expired in accordance with their terms on September 14, 2002 (as to 375,000 options) and October 18, 2002 (as to 425,000 options), having not been previously exercised.

     On October 7, 2002 the Board of Directors approved the grant of an option to Mr. Cytrynbaum to purchase up to 500,000 shares at a price of US$0.20 and also approved (a) the extension from December 3, 2003 to December 31, 2005 of the expiry date on an aggregate of 200,000 options previously granted to Murray Kosick and Reinhard Siegrist and (b) the grant to each of them of new options to purchase 150,000 shares at a price of US$0.20 each expiring on December 31, 2005. In addition, options to purchase an aggregate of 125,000 shares at a price of US$0.20 and expiring on December 31, 2005 were granted to certain officers and employees.

MANAGEMENT CONTRACTS

     The Corporation has entered into an agreement dated July 18, 2002 with First Fiscal Management Ltd. ("First Fiscal") to provide it with management services, including assisting in formulating and developing the Corporation's strategic vision and policy and making recommendations to the board of directors with respect to the ongoing development of its business, finances and affairs. First Fiscal has also agreed to provide secretarial support services and office facilities to the Corporation and is entitled to a monthly fee of $15,000 and to be reimbursed for reasonable expenses incurred in the course of providing the services. The principal shareholder of First Fiscal is Michael Cytrynbaum who is the President of the Corporation. The agreement may be terminated by First Fiscal on 60 days' written notice and by the Corporation on at least six months written notice or, if First Fiscal commits a material breach of the agreement, is unwilling or unable to provide the services contracted for or commits fraud or serious neglect or misconduct in performing the services, immediately. If the Corporation terminates the agreement by notice to First Fiscal, it is entitled to a lump sum payment of the management fee multiplied by the number of months in the notice period.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     No proposed nominee for election as a director, and no director or officer of Central Minera who has served in such capacity since the beginning of the last financial year of the Corporation, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of the Corporation's outstanding Common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with the Corporation or in any proposed transaction since the last completed financial year that has materially affected Central Minera or is likely to do so, except:

     (a) Michael Cytrynbaum, the President and a director of the Corporation, is interested in the management agreement with First Fiscal Management Ltd. that is described above under the heading "Management Contracts;

     (b) Barbara Cytrynbaum, the wife of Michael Cytrynbaum, purchased for cash US$50,000 in principal amount of unsecured convertible debentures referred to in Part II of this proxy circular under the heading "AMENDMENT TO THE ARTICLES - Background"; and

     (c) Murray Kosick, a director of Central Minera, purchased for cash US$25,000 in principal amount of unsecured convertible debentures referred to in Part II of this proxy circular under the heading "AMENDMENT TO THE ARTICLES - Background".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

     As disclosed elsewhere in this proxy circular, Murray Kosick, one of our directors, and Barbara Cytrynbaum, the wife of our President and one of our directors, respectively hold $25,000 and $50,000 in principal amount of unsecured convertible debentures of Central Minera. If the special resolution to amend our Articles to create a class of Variable Multiple Voting Shares is approved, their debentures will be converted, on July 31, 2003, into 250,000 and 500,000 Variable Multiple Voting Shares respectively.

ADDITIONAL INFORMATION

     You may obtain additional information about Central Minera in our Annual Report for the year ended June 30, 2002, which is included with this proxy circular. Additional copies may be obtained without charge upon request to the Corporation at Suite 1040 - 885 West Georgia Street; telephone (604) 687-6191; fax (604) 669-0131. You may also access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DIRECTORS' APPROVAL

     The board of directors of Central Minera has approved the contents of this proxy circular and its distribution to each shareholder entitled to receive notice and to the Auditors of the Corporation.

Vancouver, B.C., November 14, 2002

(signed) "Joan Jamieson"

JOAN JAMIESON
Corporate Secretary.

                                   SCHEDULE A

to the Management Proxy Circular dated November 14, 2002 of Central Minera Corp.

               SPECIAL RESOLUTION TO AMEND ARTICLES OF CORPORATION

RESOLVED, as a special resolution, that:

1. section 1 of the Articles of the Corporation be amended to authorize the issuance of:

     (a) a class consisting of an unlimited number of shares without par value designated "Subordinate Voting Shares; and

     (b) a class consisting of 3,000,000 Variable Multiple Voting Shares without par value,

     having the special rights and restrictions set out in Exhibit I to this Resolution.

2. notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the Board of Directors of the Corporation may, in their sole discretion and without further approval of the shareholders of the Corporation, revoke this special resolution at any time prior to effecting the amendment to the Articles set out in paragraph 1 hereof;

3. any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver Articles of Amendment and to execute and, if appropriate, deliver all such documents and do all such things as in the opinion of such director may be necessary or desirable to implement this special resolution and the matters authorized hereby.

                                    EXHIBIT I

The rights, privileges, conditions and restrictions attached to the Variable Multiple Voting Shares and to the Subordinate Voting Shares shall be as follows:

1. General. Except as otherwise expressly provided herein, each Variable Multiple Voting Share and each Subordinate Voting Share shall have the same rights with respect to dividends, return of capital or other distribution of the assets of the Corporation upon a liquidation or dissolution or other distribution of assets among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary and with respect to attendance at meetings of shareholders, as if such shares constituted a single class.

2. Meetings and Voting. (a) The holders of the Variable Multiple Voting Shares and the holders of the Subordinate Voting Shares shall be entitled to receive notice of any meeting of shareholders of the Corporation and to attend and vote thereat as a single class on all matters to be voted on by the shareholders of the Corporation. At any such meeting:

     (i) the number of votes attached to each Variable Multiple Voting Share will be determined by the formula:

     B x 0.55
     --------
     A x 0.45

     where B is the number of issued Subordinate Voting Shares and A is the number of issued Variable Multiple Voting Shares; and

     (ii) each Subordinate Voting Share will be entitled to one vote per share.

(b) Paragraph (a) (i) does not apply to a meeting where only the holders of shares of one class are entitled to vote separately pursuant to any provision of the Yukon Business Corporations Act or otherwise.

3.   Exchange of Variable Multiple Voting Shares into Subordinate Voting Shares.
(a) Each outstanding Variable Multiple Voting Share may at any time be exchanged, at the option of the holder exercised by notice in writing to the Corporation signed by the holder and accompanied by a certificate or certificates representing the Variable Multiple Voting Shares in respect of which the holder desires to exercise such right of exchange, into one Subordinate Voting Share.

(b) Upon receipt of the notice and certificate or certificates, the Corporation shall, effective as of the date of such receipt, issue or cause to be issued a certificate or certificates representing the number of Subordinate Voting Shares issuable upon conversion. If less than all of the shares represented by a certificate in respect of which the holder has given the notice referred to in paragraph (a) are to be exchanged, the holder shall be entitled to receive a new certificate representing the Variable Multiple Voting Shares represented by the original certificate that are not to be exchanged.

(c) Upon the number of outstanding Variable Multiple Voting Shares falling below 1,500,000, all Variable Multiple Voting Shares then outstanding will be deemed to have been exchanged on the same basis for Subordinate Voting Shares without further action on the part of the holder.

4. Subdivision or consolidation. If at any time the Variable Multiple Voting Shares or the Subordinate Voting Shares are at any time subdivided, consolidated or otherwise reclassified or exchanged for the shares of another class, except as a result of the exercise of the right of exchange provided for in paragraph 3, the rights privileges and restrictions attached to the shares of the other class shall be amended at the same time so as to preserve the rights conferred hereby on each class in relation to the other class.

5. Transfer of Variable Multiple Voting Shares restricted. No Variable Multiple Voting Share shall be transferred except with the prior approval of a resolution of the directors of the Corporation. The directors may in their absolute discretion refuse to approve of any proposed transfer and shall not be required to given any reason for such refusal.

                                   SCHEDULE B
      to the proxy circular of Central Minera Corp. dated November 14, 2002

                  EXTRACT FROM YUKON BUSINESS CORPORATIONS ACT

Shareholder's right to dissent

193.(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

     (a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

     (b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

     (c) amalgamate with another corporation, otherwise than under section 186 or 189,

     (d) be continued under the laws of another jurisdiction under section 191, or

     (e)  sell, lease or exchange all or substantially all its property under section 192.

(2)  A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

     (a) at or before any meeting of shareholders at which the resolution is to be voted on, or

     (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

     (a)  by the corporation, or

     (b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

     (a) at least ten days before the date on which the application is returnable, if the corporation is the applicant, or

     (b) within ten days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)  Every offer made under subsection (7) shall

     (a)  be made on the same terms, and

     (b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

     (a) is not required to give security for costs in respect of an application under subsection (6), and

     (b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

     (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation,

     (b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

     (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

     (d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent,

     (e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

     (f)  the service of documents, and

     (g)  the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

     (a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

     (b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

     (c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

     (a) the action approved by the resolution from which the shareholder dissents becoming effective,

     (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

     (c)  the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph
     (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

     (a)  the shareholder may withdraw his dissent, or

     (b)  the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection
(14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within ten days after

     (a)  the pronouncement of an order under subsection (13), or

     (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

     (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

     (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

--------------------------------------------------------------------------------
                             CENTRAL MINERA CORP. -

     Form of Proxy for use at Annual Meeting to be held on December 17, 2002

         THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT
--------------------------------------------------------------------------------

NOTES TO PROXY

1. EVERY SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXY HOLDER IN THE SPACE PROVIDED.

2. If the securities are registered in the name of more than one owner, for example, joint ownership, then all those registered should sign this form.

3. The form of proxy should be signed in the exact manner that the name appears on it.

4. If the form of proxy is not dated, it will be deemed to be dated on the date on which it is mailed to the holder.

5. The securities represented by this form of proxy will be voted in accordance with any directions given by the holder. If the holder does not give any instructions with respect to any matter, this securities represented by this form of proxy will be voted as recommended by the Management of Central Minera Corp. Further, if a matter is properly put before the meeting that is not expressly contemplated by this form of proxy, this proxy will be voted on that matter in accordance with the best judgment of the Management of Central Minera Corp.

APPOINTMENT OF PROXY-HOLDER

I/WE BEING SHAREHOLDER(S) OF CENTRAL MINERA CORP.       PRINT THE NAME OF THE PERSON YOU ARE APPOINTING     ========================
HEREBY APPOINT:                                         IF THE PERSON IS SOMEONE OTHER THAN THE
                                                   OR   MANAGEMENT APPOINTEES NAMED ON THIS FORM
Michael Cytrynbaum, President, or failing him,
Murray Kosick, Director                                                                                     ========================

as my/our proxy with full power of substitution and to vote in accordance with the following directions and all other matters that may come before the meeting of Central Minera Corp. to be held in the Boardroom at Suite 1810-1111, Vancouver, British Columbia V6E 4M3 on Tuesday, December 17, 2002 at 11:00 a.m. (Vancouver time) and at any adjournment thereof.

1.   ELECTION OF DIRECTORS
                                                             =>
                                                                   ===========
FOR all nominees listed in the Circular
                                                             =>
                                                                   ===========
FOR all nominees listed in the Circular other than                               PLEASE SPECIFY NAME OF INDIVIDUAL:
                                                             =>
                                                                   ===========
WITHHOLD vote from all nominees listed in the Circular


2.   APPOINTMENT OF AUDITORS

                                                                       FOR       WITHHOLD
                                                                   ===========  ===========
APPOINTMENT OF STEELE & CO.                                  =>
                                                                   ===========  ===========

3.   RESOLUTIONS

                                                                       FOR        AGAINST
                                                                   ===========  ===========
SPECIAL RESOLUTION TO AMEND ARTICLES OF CORPORATION          =>
                                                                   ===========  ===========

QUARTERLY FINANCIAL STATEMENTS

MARK THIS BOX IF YOU WOULD LIKE TO RECEIVE QUARTERLY FINANCIAL STATEMENTS. IF                    ===========
YOU DO NOT MARK THIS BOX OR DO NOT RETURN THIS FORM IT WILL BE ASSUMED THAT YOU
DO NOT WANT TO RECEIVE QUARTERLY FINANCIAL STATEMENTS                                            ===========


AUTHORIZED SIGNATURE - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR
INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above.
I/We hereby revoke any proxy previously given with respect to the meeting or at any adjournment thereof.

Signature(s)                                                                      Day           Month              Year
-------------------------------------------------------------------------         --------------------------------------------------

-------------------------------------------------------------------------         --------------------------------------------------

                              CENTRAL MINERA CORP.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)

STEELE & CO.*
CHARTERED ACCOUNTANTS *Representing
incorporated professionals

                      SUITE 808                TELEPHONE: (604) 687-8808
       808 WEST HASTINGS STREET                TELEFAX: (604) 687-2702
VANCOUVER, B.C., CANADA V6C 1C8                EMAIL: EMAIL@STEELE-CO.CA



                                AUDITORS' REPORT



      TO THE SHAREHOLDERS OF  CENTRAL MINERA CORP.



      We have audited the balance sheets of Central Minera Corp. (a development stage company) as at June 30, 2002 and 2001 and the statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and changes in its cash resources for the years then ended in accordance with Canadian generally accepted accounting principles consistently applied.



      Vancouver, Canada                                   "STEELE & CO."
      September 11, 2002                                  CHARTERED ACCOUNTANTS



     COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT


      In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that described in Note 1 of these financial statements. Our report to the shareholders dated September 11, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.



      Vancouver, Canada                                   "STEELE & CO."
      September 11, 2002                                  CHARTERED ACCOUNTANTS

                              CENTRAL MINERA CORP.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                           (EXPRESSED IN U.S. DOLLARS)


                                                                                                      JUNE 30,
                                                                                        ------------------------------
                                                                                           2002               2001
                                                                                        ------------      ------------
ASSETS
 CURRENT
  CASH (NOTE 4)                                                                         $      6,021      $     30,805
  FUNDS HELD IN TRUST (NOTE 8)                                                               175,000                 -
  ACCOUNTS RECEIVABLE AND PREPAID EXPENSES                                                     8,929            15,863
  MARKETABLE SECURITIES (NOTE 5)                                                               6,418             6,418
                                                                                             196,368            53,086
                                                                                        ------------      ------------
 RENT DEPOSIT                                                                                      -            17,559
 CAPITAL (NOTE 6)                                                                                  -             2,424
 MINERAL PROPERTIES AND INTERESTS (NOTE 7)                                                         2                 2
                                                                                        ------------      ------------
                                                                                        $    196,370      $     73,071
                                                                                        ============      ============
LIABILITIES
 CURRENT
  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                                              $     75,290      $     19,118
  LOAN PAYABLE (NOTE 10)                                                                      19,749                 -
                                                                                        ------------      ------------
                                                                                              95,039            19,118
                                                                                        ------------      ------------
 SHARE CAPITAL AND DEFICIT
  CONVERTIBLE DEBENTURES (NOTE 8)                                                            250,000                 -
  SHARE CAPITAL (NOTE 9)                                                                  41,441,857        41,441,857
  DEFICIT                                                                                (41,590,526)      (41,387,904)
                                                                                        ------------      ------------
                                                                                             101,331            53,953
                                                                                        ------------      ------------
                                                                                        $    196,370      $     73,071
                                                                                        ============      ============


  RELATED PARTY TRANSACTIONS (NOTE 10)
  COMMITMENTS AND CONTINGENCIES (NOTE 11)


APPROVED BY THE DIRECTORS

        "Michael Cytrynbaum"
--------------------------------------
        "Murray F. Kosick"
--------------------------------------



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT

                           (EXPRESSED IN U.S. DOLLARS)


                                                    CUMULATIVE                    YEARS ENDED JUNE 30,
                                                    TO JUNE 30,      ------------------------------------------------
                                                       2002              2002              2001               2000
                                                  -------------      ------------     -------------     -------------
ADMINISTRATION EXPENSES
  ACCOUNTING AND AUDIT                            $     685,214     $      23,845     $      24,771     $      34,154
  CONSULTING FEES                                     1,693,818            40,490            64,048            89,647
  AMORTIZATION                                          281,939               912            15,194             8,940
  LEGAL                                               1,713,892            75,944            33,673            77,191
  OFFICE                                                921,463            12,268            14,072            18,900
  RENT                                                  726,272            72,065            65,010            43,695
  SALARIES AND BENEFITS                                 279,398                 -                 -             6,600
  TRANSFER AGENT AND FILING FEES                        145,417             8,042            11,418             4,971
  TRAVEL AND PROMOTION                                1,194,529               999             4,648             4,531
                                                  -------------     -------------      ------------     -------------
                                                      7,641,942           234,565           232,834           288,629
                                                  -------------     -------------      ------------     -------------
 INTEREST AND OTHER INCOME                           (1,510,588)          (30,242)          (85,495)          (11,067)
 LOSS (GAIN) ON FOREIGN EXCHANGE                         55,496            (3,213)            4,462             3,700
 WRITE-DOWN OF INVESTMENT IN
 PRIVATE COMPANY (NOTE 7)                             1,000,799                 -         1,000,799                 -
 (GAIN) ON SALE AND WRITE-DOWN OF
 MARKETABLE SECURITIES                                  (16,040)                -             7,222           (23,262)
 WRITE-DOWN OF MINERAL
 PROPERTIES (NOTE 7)                                 24,724,036                 -               960           582,468
 LOSS ON SALE OF CAPITAL ASSETS                          11,307             1,512                 -             9,795
 TERMINATION COSTS PAID
 INTO COURT                                             264,000                 -                 -           264,000
 ALLOWANCE (RECOVERIES) FOR
 LAWSUIT SETTLEMENT                                     564,462                 -          (310,538)                -
 LOSS ON SALE OF SUBSIDIARY                           8,855,112                 -                 -                 -
                                                  -------------     -------------     -------------     -------------
                                                     33,948,584           (31,943)          617,410           825,634
                                                  -------------     -------------     -------------     -------------
NET LOSS FOR THE PERIOD                              41,590,526           202,622           850,244         1,114,263
DEFICIT BEGINNING OF THE PERIOD                               -        41,387,904        40,537,660        39,423,397
                                                  -------------     -------------     -------------     -------------
DEFICIT END OF THE PERIOD                         $  41,590,526     $  41,590,526     $  41,387,904     $  40,537,660
                                                  =============     =============     =============     =============
NET LOSS PER COMMON SHARE                                           $         .01     $         .04     $         .08
                                                                    =============     =============     =============
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                                                     21,760,068        21,760,068        14,233,777
                                                                    =============     =============     =============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOW
                           (EXPRESSED IN U.S. DOLLARS)


                                                     CUMULATIVE                          YEARS ENDED JUNE 30,
                                                     TO JUNE 30,         ------------------------------------------------
                                                         2002                2002              2001              2000
                                                     ------------        -----------      ------------      -------------
CASH PROVIDED (USED) BY
 OPERATING ACTIVITIES
  NET LOSS FOR THE PERIOD                            $(41,590,526)       $  (202,622)     $   (850,244)     $  (1,114,263)
  ITEMS NOT INVOLVING CASH
  AMORTIZATION                                            281,938                912            15,194              8,940
  LOSS ON SALE OF SUBSIDIARY                            8,855,112                  -                 -                  -
  LOSS ON SALE OF CAPITAL
  ASSETS                                                   11,307              1,512                 -              9,795
  WRITE-DOWN OF INVESTMENT                              1,000,799                  -         1,000,799                  -
  WRITE-DOWN OF MINERAL
  PROPERTIES                                           24,724,036                  -               960            582,468
  SHARE CONSIDERATION PAYABLE
  INCLUDED IN ALLOWANCE FOR
  LAWSUIT SETTLEMENT                                      375,000                  -                 -                  -
                                                     ------------        -----------      ------------      -------------
                                                       (6,342,334)          (200,198)          166,709           (513,060)
                                                     ------------        -----------      ------------      -------------
 NET CHANGE IN NON-CASH
 WORKING CAPITAL ITEMS
  ACCOUNTS RECEIVABLE AND
  PREPAID EXPENSES                                         (8,929)             6,934             7,990            391,961
  RENT DEPOSIT                                                  -             17,559                 -            (17,559)
  MARKETABLE SECURITIES                                    (6,418)                 -               162             (6,580)
  ACCOUNTS PAYABLE AND
  ACCRUED LIABILITIES                                      75,290             56,172           (41,842)           (23,904)
  PAYABLE UNDER STIPULATION
  OF SETTLEMENT AGREEMENT                                       -                  -                 -           (450,000)
  OWING TO RELATED PARTIES                                      -                  -                 -                  -
                                                     ------------        -----------      ------------      -------------
                                                       (6,282,391)          (119,533)          133,019           (619,142)
                                                     ------------        -----------      ------------      -------------
FINANCING ACTIVITIES
 LOAN AND DEBENTURES PAYABLE                              269,749            269,749                 -                  -
 FUNDS HELD IN TRUST                                     (175,000)          (175,000)                -                  -
 SHARES ISSUED FOR CASH                                25,316,857                  -           901,002            330,000
                                                     ------------        -----------      ------------      -------------
                                                       25,411,606             94,749           901,002            330,000
                                                     ------------        -----------      ------------      -------------
INVESTING ACTIVITIES
 MINERAL PROPERTIES                                   (17,310,637)                 -              (957)           (33,022)
 INVESTMENT IN PRIVATE COMPANY                         (1,000,799)                 -        (1,000,800)                 -
 PURCHASE OF CAPITAL ASSETS                              (811,758)                 -            (3,636)                 -
                                                     ------------        -----------      ------------      -------------
                                                      (19,123,194)                 -        (1,005,393)           (33,022)
                                                     ------------        -----------      ------------      -------------
CHANGE IN CASH FOR THE PERIOD                               6,021            (24,784)           28,628           (322,164)
CASH BEGINNING OF THE PERIOD                                    -             30,805             2,177            324,341
                                                     ------------        -----------      ------------      -------------
CASH END OF THE PERIOD                               $      6,021        $     6,021      $     30,805      $       2,177
                                                     ============        ===========      ============      =============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



 1.  GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at September 11, 2002, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

     For the years ended June 30, 2002, 2001 and 2000, the Company sustained operating losses of $202,622, $850,244 and $1,114,263 respectively.

 2.  CONTINUING OPERATIONS

     The Company is engaged in the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2000, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Mineral Properties

         The Company accounts for its mineral properties whereby all direct costs relative to the acquisition are capitalized and all exploration and development of these properties are expensed until an economic feasibility study is completed. All pre-production revenue and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property are charged to operations using the unit-of-production method based on reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work being carried out on a property, the costs related to that property are written down to the estimated amount recoverable.

         The Company's mineral properties are in the exploration stage and it has not yet been determined whether the properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties are not intended to reflect present or future values. The recoverability of the investment in these properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the mineral properties, the ability of the Company to finance their development and upon future profitable production.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     b. Foreign Currency Translation

         The Company's operations have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets have been translated using historical rates of exchange. Revenues and expenses have been translated into U.S. dollars at the average rate of exchange prevailing during the period, except for amortization which is translated at exchange rates applicable to the related asset. Translation gains or losses are included in the determination of earnings.

     c. Loss Per Share

         Loss per share has been calculated using the weighted average number of shares outstanding.

     d. Estimates and Fair Values

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, environmental issues and the outcome of lawsuits. Actual results could differ from those estimates. The financial instruments, which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

     e. Stock-Based Compensation Plans

         The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant. The options are exercisable upon issue and have fixed exercise prices and expiry dates not exceeding five years. Generally, the Company is entitled to reserve up to 10% of its issued capital for stock-based compensation plans. No compensation expenses are recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.

     f. Income Taxes

         The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     g. Cumulative and Comparative Figures

         The cumulative amounts in the statements of operations and cash flow include the results of operations which were discontinued by the disposal or abandonment of subsidiary companies. Certain of the comparative figures have been re-classified to conform to the current year's financial statement presentation.

 4.  CASH

     The Company maintains its cash balances in various currencies. At the year end, the currencies held and the United States equivalents were as follows:


                                                                                  2002             2001
                                                                                ---------        ----------

     Canadian dollars                                                           $   3,051        $   22,981
     U.S. dollars                                                                   2,970             7,824
                                                                                ---------        ----------
                                                                                $   6,021        $   30,805
                                                                                =========        ==========


 5.  MARKETABLE SECURITIES

     Marketable securities are carried in the accounts at the lesser of quoted market value and cost. The current quoted market value of the securities is $6,600.

 6.  CAPITAL ASSETS


                                                                                     NET BOOK VALUE
                                                                                  2002             2001
                                                                                 -------          --------
     Office furniture and equipment                                              $     -          $ 2,424
                                                                                 =======          =======


  7. MINERAL PROPERTIES AND INTERESTS

     a. Investment in Private Company

        The Company acquired a 15.72% interest in a private company incorporated in Nevada, U.S.A. The Nevada company is in the development stage and is exploring properties in southern Nevada (the "Eldorado Project"). It is unlikely that any benefit will accrue to the Company during the development stages and the Company's investment of $1,000,800 has been written down to a nominal value.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



 7.  MINERAL PROPERTIES AND INTERESTS (CONTINUED)

     b. Mineral Property Interests

         The Company owns a 25% interest in five mineral claims in the Mackenzie Mining District of the Northwest Territories which are carried at a nominal value. The remaining 75% interest is owned by a public company under common management. The Company has abandoned its mineral interests in Mexico, Nicaragua and Nevada and all property-related costs have been expensed.

 8.  CONVERTIBLE DEBENTURES

     The Company has completed a convertible debenture issue of U.S. $300,000, of which U.S. $175,000 was held in trust with the Company's lawyers at June 30, 2002. The debentures are unsecured, bear interest at 2% per annum, and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each U.S. $.10 (3,000,000 units). Each unit will consist of, if the authorized capital of the company includes variable multiple voting common shares (Note 9), one variable multiple voting common share and one non-transferrable share purchase warrant to acquire one subordinate voting common share at $.30 per share, otherwise, one common share and one non-transferrable share purchase warrant to acquire two common shares at U.S. $.30 per share before July 31, 2004. Related parties have subscribed for U.S. $125,000 of the debentures.


     Funds received                                                                     $  75,000
     Funds held in trust                                                                  175,000
                                                                                        ---------
     Balance at June 30, 2002                                                             250,000
     Funds received subsequent to the year end                                             50,000
                                                                                        ---------
     Total                                                                              $ 300,000
                                                                                        =========


 9.  SHARE CAPITAL
     a. Authorized and Proposed

        Unlimited number of common shares without par value

        The company intends to present for shareholder approval at its 2002 annual general meeting a resolution to alter its existing share capital into variable multiple voting common shares and subordinate voting common shares. The variable multiple voting common share will be identical to the subordinate shares except they will entitle the holder to more than one vote calculated on a predetermined ratio between the share classes. The variable multiple voting common shares will be convertible into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



 9.  SHARE CAPITAL (CONTINUED)

     b. Issued


                                                             PRICE PER
                                                               SHARE           SHARES       CONSIDERATION
                                                            ----------         ----------    ---------------
     Balance June 30, 2000                                                   15,756,728     $ 40,165,855
     Shares issued
     For cash - Private placement                           $     .30         3,003,340          901,002
     For debt settlement                                    $    .125         3,000,000          375,000
                                                                             ----------     ------------
     Balance June 30, 2001 and 2002                                          21,760,068     $ 41,441,857
                                                                             ==========     ============


     c. Escrow Agreements

        Issued and outstanding share capital includes 2,562,500 shares of the Company which are subject to escrow agreements.

     d. Share Purchase Options

     Details of director, employee and consultants share purchase options are as follows:


      BALANCE                              BALANCE
      JUNE 30,                             JUNE 30,          EXERCISE
       2001                 CHANGE           2002             PRICE                EXPIRY DATE
     ---------             --------       ---------         ---------      ----------------------------
     1,100,000             (700,000)        400,000          $    .20       December 3, 2003
             -              700,000         700,000                         October 18, 2002
     1,065,000                    -       1,065,000          $    .20       September 14, 2002 (expired)
     ---------             --------       ---------
     2,165,000                    -       2,165,000
     =========             ========       =========


     f. Share Purchase Warrants


      BALANCE                               BALANCE
      JUNE 30,                              JUNE 30,          EXERCISE
       2001                 CHANGE           2002              PRICE                EXPIRY DATE
     ---------             --------        ---------         ----------      ---------------------------
     3,000,000                    -        3,000,000         $.15/2 wts      November 30, 2003
     3,003,340                    -        3,003,340         $.30/2 wts      November 30, 2003
     ---------             --------        ---------
     6,003,340                    -        6,003,340
     =========             ========        =========


Under the conversion terms of the convertible debentures the company is obligated to issue 3,000,000 common shares and share purchase warrants by July 31, 2003.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



10.  RELATED PARTY TRANSACTIONS

     The loan payable is from a shareholder and is unsecured, non-interest bearing and payable on demand.

     Accounts payable includes $Nil (2001 - $5,756) owing to a company controlled by a director/officer and a public company under common management. The amounts owing are unsecured with no fixed repayment terms.

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:


                                                                        2002              2001              2000
                                                                     ----------        -----------       -----------
     Consulting or other fees paid to directors/officers or
     to companies controlled by directors/officers                   $   35,754        $    59,769       $    78,222
                                                                     ==========        ===========       ===========
     Occupancy costs charged to companies controlled
     by a director/officer and a public company under
     common management                                               $   29,135        $    52,280       $    36,285
                                                                     ==========        ===========       ===========
     Sale of marketable securities to a public company
     under common management                                         $        -        $         -       $    25,400
                                                                     ==========        ===========       ===========


11.  COMMITMENTS AND CONTINGENCIES

     Subsequent to the year end, the Company entered into a management agreement, with a company controlled by a director, which requires minimum annual payments of approximately $118,000. The agreement contains a clause requiring a termination payment of approximately $60,000.

     The Company commenced an action to recover $264,000 claimed by certain former officers as remuneration for services rendered and termination payments. The amount has been paid into Court pending settlement of the action and was expensed during 2000. Any recoveries will be recorded as a reduction of costs in the period received.

12.  INCOME TAXES

     As at June 30, 2002, the Company has Canadian operating losses available to reduce future years' taxable income of approximately $3,780,000. The losses commence to expire in 2003. No future income tax benefit has been reflected in the financial statements.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



13.  SEGMENTED INFORMATION

     The Company is organized based on geographic areas. Information by reportable segment is as follows:


                                                                                          MEXICO AND
     2002                                                  CANADA          USA              OTHER                TOTAL
     ----                                                ----------      ----------       ----------         ------------
     Operations
       Interest income                                   $     (199)     $        -        $       -         $       (199)
       Amortization                                             912               -                -                  912
       Administration and other                             201,909               -                -              201,909
                                                         ----------      ----------        ---------         ------------
       Loss for the year                                 $  202,622      $        -        $       -         $    202,622
                                                         ==========      ==========        =========         ============
     Total assets                                        $  196,370      $        -        $       -         $    196,370
                                                         ==========      ==========        =========         ============
                                                                                          MEXICO AND
     2001                                                  CANADA          USA              OTHER                TOTAL
     ----                                                ----------      ----------       ----------         ------------
     Operations
       Interest income                                   $  (22,169)     $        -        $       -         $    (22,169)
       Amortization                                          15,194               -                -               15,194
       Administration and other                            (143,580)      1,000,799                -              857,219
                                                           --------       ---------        ---------         ------------
       Loss for the year                                 $ (150,555)     $1,000,799        $       -         $    850,244
                                                         ==========      ==========        =========         ============
     Total assets                                        $   73,070      $        1        $       -         $     73,071
                                                         ==========      ==========        =========         ============
                                                                                          MEXICO AND
     2000                                                  CANADA          USA              OTHER                TOTAL
     ----                                                ----------      ----------       ----------         ------------
     Operations
       Interest income                                   $  (11,067)     $        -        $       -         $    (11,067)
       Amortization                                           8,940               -                -                8,940
       Administration and other                             621,944           1,375          493,071            1,116,390
                                                         ----------      ----------        ---------         ------------
   Loss for the year                                     $  619,817      $    1,375        $ 493,071         $  1,114,263
                                                         ==========      ==========        =========         ============
     Total assets                                        $   64,049      $        1        $     105         $     64,155
                                                         ==========      ==========        =========         ============

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)


                        NOTES TO THE FINANCIAL STATEMENTS


                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



14.  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
     IN THE UNITED STATES ("US GAAP")

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accounting principles follows:

     a. Income Taxes

        For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

     b. Stock-Based Compensation

        For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

        For U.S. GAAP purposes, escrowed shares would be considered to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized as a charge to income in the period they are eligible for release from escrow.

     c. New Accounting Standards

        i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

        ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



14.  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
     IN THE UNITED STATES ("US GAAP") (CONTINUED)

     c. New Accounting Standards (Continued)

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:


     JUNE 30,                                                2002                2001                 2000
     --------                                            --------------     --------------       --------------
     Share capital, under Canadian GAAP                  $   41,441,857     $   41,441,857       $   40,165,855
     Adjustment for APB No. 25                                   21,563             21,563               21,563
                                                         --------------     --------------       --------------
     Share capital under U.S. GAAP                       $   41,463,420     $   41,463,420       $   40,187,418
                                                         ==============     ==============       ==============
     Deficit, under Canadian GAAP                        $  (41,590,526)    $  (41,387,904)      $  (40,537,660)
     Adjustment for APB No. 25                                  (21,563)           (21,563)             (21,563)
                                                         --------------     --------------       --------------
     Deficit, under U.S. GAAP                            $  (41,612,089)    $  (41,409,467)      $  (40,559,223)
                                                         ==============     ==============       ==============

     YEAR ENDED JUNE 30,                                      2002                2001                 2000
     ------------------                                  --------------     --------------       --------------
     Loss for the period under Canadian GAAP             $     (202,622)    $     (850,244)      $   (1,114,263)
     Adjustment for APB No. 25                                        -                  -              655,312
                                                         --------------     --------------       --------------
     Net (loss) for the year under U.S. GAAP             $     (202,622)    $     (850,244)      $     (458,951)
                                                         ==============     ==============       ==============
     Net (loss) per share under U.S. GAAP                $         (.01)    $         (.04)      $         (.03)
                                                         ==============     ==============       ==============


            There is no effect on the statement of cash flow for the
                difference between Canadian GAAP and U.S. GAAP.

MANAGEMENT DISCUSSION AND ANALYSIS

CURRENT OPERATIONS

Central Minera Corp. (the "Company") was largely inactive during the year ended June 30, 2002. Both during that year and subsequently, the principal efforts of management have been related to the litigation commenced by the Company in the Supreme Court of British Columbia to recover approximately US$264,000 paid out to former management upon their resignation in April 1999. These funds were ordered paid into Court. The litigation to determine entitlement to the funds is scheduled to be heard by the Court in November 2002. If the Company is successful in the litigation, it intends to apply any recovery to working capital.

On July 18th, 2002, Ms. Anne Eilers resigned as President and a Director of the Company and Mr. Michael Cytrynbaum was appointed a director and President in her place. In connection with the change the Company surrendered its lease of office space in North Vancouver, British Columbia and entered into an agreement with a private company affiliated with Mr. Cytrynbaum pursuant to which the Company is provided with certain management and administrative services and office facilities.

Subsequent to the June 30, 2002 year end, the Company completed a convertible debenture issue of US $300,000, US$250,000 of which was paid in cash and the balance by discharge of a pre-existing indebtedness due on demand. The debentures are unsecured, bear interest at 2% per annum and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each US $0.10 in principal amount advanced. The proceeds of the sale of the debentures are being applied to meet current working capital requirements.

GENERAL

The Company has a limited history of operations and has not generated any operating revenues.


The Company's assets currently consist of:

o a 25% interest in five mineral claims in the Mackenzie Mining District in the Northwest Territories;

o a 100% interest in the California Mine Crown Grants situated in the Kootenay Land District of British Columbia. Under an Option to Purchase and Royalty Agreement made as of November 13, 2001, as amended, an unrelated third party has the option to acquire all of the Company's interest in these claims for an aggregate consideration consisting of $65,000 Cdn in cash and 300,000 shares payable in stages prior to December 18, 2004. To date $5,000 Cdn has been paid in cash and 100,000 shares have been delivered.

o a 15.72% interest in Cactus Gold Corp ("Cactus"), a private Nevada corporation which owns certain mining properties including the Josh Claim.

RESULT OF OPERATIONS

(a)      Year ended June 30, 2002 compared to the year ended June 30, 2001

     During the year ended June 30, 2002, the Company incurred a loss of $202,622, as compared to a loss of $850,244 for the year ended June 30, 2001. The difference is substantially attributable to the write-down of the investment in Cactus of $1,000,799 in the year ended June 30, 2001. The Company incurred administrative expenses of $234,565 in the year ended June 30, 2002 as compared to $232,834 in the year ended June 30, 2001.

(b)      Year ended June 30, 2001 compared to the year ended June 30, 2000

     During the year ended June 30 2001, the Company incurred a loss of $850,244, as compared to a loss of $1,114,263 for the year ended June 30, 2000. The loss in the year ended June 30, 2001 the write-down of the investment in Cactus of $1,000,799. In the year ended June 30, 2000, the Company set up allowance for funds paid into court of $264,000 as well as the write-down of the Company's investment in its Canadian and foreign mineral properties of $582,468. Administration expenses before amortization decreased to $218,000 for the year ended June 30, 2001 compared to $280,000 for the year ended June 30, 2000.

(c)      Year ended June 30, 2000 compared to the year ended June 30, 1999

     During the year ended June 30, 2000, the Company incurred a loss of $1,114,263, as compared to a loss of $11,112,000 for the year ended June 30, 1999. The loss in the year ended June 30, 2000 included funds paid to court of $264,000 as well as write-downs of its Canadian and foreign mineral properties of $582,468. This compares to a write-down in mineral property interests of $184,000 for the year ended June 30, 1999, an $875,000 allowance for the lawsuit settlement and an $8,855,000 loss on the sale of the Company's Nicaraguan subsidiary. Administration expenses before amortization decreased to $280,000 for the year ended June 30, 2000 from $1,238,000 for the year ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

(a)      Working Capital

    On June 30, 2002, the Company had a working capital of $101,329, as compared to a working capital of $33,968 at June 30, 2001. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operation, the Company relies on the sale of its equity shares for its source of funds. During the year ended June 30, 2001, the Company raised $901,002 from the sale of its shares. During the year ended June 30, 2000 the Company raised $330,000 from the sale of its shares. Subsequent to the year ended June 30, 2002, the Company raised $300,000 ($250,000 received to June 30, 2002) through the sale of convertible debentures. Cumulatively from the Company's inception, it has raised $25,317,000 through the sale of its shares.

(b)      Property Acquisitions and Divestures

    The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to complete sufficient work on any of its properties to determine the existence of gold reserves, or if warranted, to establish the feasibility of production from such reserves. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development with the possible loss of properties.

    The Company presently has no producing properties and the Company's material properties contain no known mineral reserves; the limited activities on such properties to date have been exploratory in nature. Except as disclosed herein, the Company does not possess reliable information concerning the history of previous operations including the names of previous operators, if any, on any of its properties. This may all need to be reconsidered depending on

(c)      Financing

    Subsequent to the year end, the Company completed a convertible debenture issue for gross proceeds of US $300,000, $250,000 of which was paid in cash and the balance by discharge of a demand liability of $50,000. The debentures are unsecured, bear interest at 2% per annum and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each US $0.10 (3,000,000 units). Each unit will consist of, if the authorized capital of the company includes variable multiple voting common shares, one variable multiple voting common share and one non-transferable share purchase warrant to acquire one subordinate voting common share at US $0.30 per share, otherwise, one common share and one non-transferable share purchase warrant to acquire two common shares at US $0.30 per share before July 31, 2004.

(d)      Exploration Activities

    The Company is not actively exploring any properties at this time.

(e)      Market Risk Sensitive Instruments

    The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd. (book value $6,418).

(f)      Forward Looking Statements

    This report includes "forward-looking statements" within the meaning of
    Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934k, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                   PACIFIC CORPORATE TRUST COMPANY
                625 HOWE STREET - 10TH FLOOR VANCOUVER, B.C. V6C
                                     3B8


                  TELEPHONE: (604) 689-9853 FAX: (604) 689-8144


November 15, 2002

B.C. Securities Commission Executive Director 701
W Georgia Street, 9th Floor Vancouver, B.C.  V7Y
1L2

Dear Sirs\Mesdames:

RE:  CENTRAL MINERA CORP
     MAILING ON NOVEMBER 15, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

     O   Notice of Meeting                            O Information Circular
     O   Proxy                                        O Supplemental Return Card
     O   Form 51-901F                                 O Schedules B & C
     O   Annual Financial Statements for the Year
         Ending June 30, 2002

The filing fee(s) for the financial statements have been remitted via SEDAR.


Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Heather Plume"

Heather Plume HP/jo

cc: TSX Venture Exchange                                 cc: Central Minera Corp
cc: Alberta Securities Commission                        cc: Getz Prince Wells
cc: Registrar of Securities - YT                         cc: Steele & Co